June 9, 2011
Michael Seaman, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3628

Re:	Nationstar Mortgage LLC and Nationstar Capital Corporation Amendment No. 4 to Registration Statement on Form S-4, Filed on May 16, 2011 (File No. 333-171370) (the “Registration Statement”)
Dear Mr. Seaman,
     On behalf of Nationstar Mortgage LLC (the “Company”), Nationstar Capital Corporation (the “Co-Issuer” and, together with the Company, the “Issuers”) and the guarantors set forth therein (the “Guarantors” and, together with the Issuers, the “Registrants”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated May 25, 2011 with respect to the Registration Statement.
     The Registrants have filed today Amendment No. 5 (“Amendment No. 5”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in Amendment No. 5.
     For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 5.

Michael Seaman, Esq.
June 9, 2011, p. 2
General
1.	Please revise to update the financial statements and related information included in your registration statement in accordance with Rule 3-12 of Regulation S-X.
Response:
     The Registrants have revised the prospectus to update the financial statements and related information to include the three months ended March 31, 2011 and 2010 and as of March 31, 2011.
Risk Factors
Our Foreclosure Proceedings in certain states..., page 17
2.	We note your disclosure that you have resumed certain previously delayed foreclosure proceedings. Please revise to further explain your decision to do so.
Response:
     Based on the Staff’s comment, the Registrants have revised the disclosure on pages 18 and 123 of the Prospectus. By way of additional background, the Registrants initially suspended foreclosure proceedings upon the receipt of letters from several state attorneys general. Consistent with the requirements of those letters, the Registrants decided to resume foreclosure proceeding after responding to the letters and completing an internal review.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Items on Consolidated Balance Sheet
Liabilities and Members’ Equity, page 73
3.	We note your response to comment 2, including the table added on the top of page 74. Please revise your table to present a rollforward of the repurchase requests received as well as a separate rollforward of your reserve for repurchases and indemnifications
Response:
     Based on the Staff’s comment, the Registrants have revised the disclosure on pages 78 and 79 of the Prospectus. Specifically, the Registrants revised the table to include the roll forward of the number and dollar amount of repurchase and indemnification requests.

Michael Seaman, Esq.
June 9, 2011, p. 3
Summary of Other Indebtedness
Originations, page 81
4.	Please update the introductory paragraph to a recent date and include your $50 million warehouse facility. In addition, it appears that of your financing facilities, only the $300 million warehouse facility has been filed as an exhibit to the registration statement. Please file the other facilities or tell us why you are not required to.
Response:
     Based on the Staff’s comments, the Registrants have revised the disclosure on pages 89 of the Prospectus. With regard to the other financing facilities that provided a commitment of $100 million, $75 million, $50 million and $100 million, respectively, these amounts constitute only 5.3%, 4.0%, 2.7% and 5.3% of the total assets ($1,873 million) as of March 31, 2011, respectively. The Registrants respectfully submits that these agreements are not required to be filed pursuant to Item 601 of Regulation S-K since each of them is less than 10% of the total assets of Registrants. The Registrants has included an undertaking in Exhibit 10.12 to furnish these instruments to the Commission upon request.
Regulation, page 111
5.	Please revise your disclosure on page 113 to specifically state whether there are any known changes to your operating policies or procedures as a result of the consent order. If so, please provide a description of these changes and the financial impact of such changes, if possible.
Response:
     Based on the Staff’s comments, the Registrants have revised the disclosure on page 121 of the Prospectus.
Certain Relationships and Related Party Transactions, page 133
6.	We note that you have deleted your disclosure that you have not received any fees from the January 2011 agreements with the Amgen entities. Please revise to disclose the amount of fees that you have received to date.
Response:
     Based on the Staff’s comments, the Registrants have revised the disclosure on page 141 of the Prospectus.

Michael Seaman, Esq.
June 9, 2011, p. 4
Exhibits 10.10 and 10.11
7.	We reissue comment 4 from our letter dated May 10, 2011.
Response:
     Based on the Staff’s comments, the Registrants have filed Exhibit B to each of the agreements filed as Exhibits 10.10 and 10.11. The Registrants previously filed Exhibit A of the agreements filed as Exhibits 10.10 and 10.11.
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     We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Duane McLaughlin at (212) 225-2106.

Sincerely,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

/s/ Duane McLaughlin

Duane McLaughlin, a Partner
Enclosure

cc:	Anne Sutherland, Esq. Executive Vice President and General Counsel Nationstar Mortgage LLC